Exhibit 12.1

Black Hills Corporation

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Six months ended June 30	Year ended December 31
Ratio of Earnings to Fixed Charges	2017	2016	2015	2014	2013	2012

Ratio = Earnings/Fixed Charges

Earnings as defined by Regulation S-K 503
Income (loss) from continuing operations	105,457	82,631	(32,111)	130,889	118,307	109,417

Add
Income Taxes	43,757	10,475	(22,160)	66,625	63,040	60,219
(Income) loss from equity investee	(0)	—	4,749	1	86	(10)
Income (loss) from continuing ops before equity in earnings of subsidiaries and income tax	149,214	93,106	(49,522)	197,515	181,433	169,626

Plus
Fixed Charges as Defined	72,472	146,163	90,020	76,636	115,820	120,011

Distributed income of equity investees	—	—	—	—	—	261

Less
Non-controlling interest	(6,739)	(9,661)	—	—	—	—

Interest capitalized	(299)	(1,197)	(1,309)	(982)	(1,061)	(682)

Earnings as Defined	$214,648	$228,411	$39,189	$273,169	$296,192	$289,216

Fixed Charges as defined in Regulation S-K
Interest expense incurred	69,895	138,394	84,969	72,035	112,918	117,072
Interest Rate Swap de-designation Loss	—	953

Interest capitalized	299	1,197	1,309	982	1,061	682

Total Interest per SEC 10K 10Q	70,194	140,544	86,278	73,017	113,979	117,754

Portion of rental charges deemed to be interest	2,278	5,619	3,742	3,619	1,841	2,257
Subtotal	72,472	146,163	90,020	76,636	115,820	120,011

Fixed Charges as Defined	$72,472	$146,163	$90,020	$76,636	$115,820	$120,011

Ratio of Earnings to Fixed Charges	2.96	1.56	0.44	3.56	2.56	2.41